UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EyeGate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30233M 107

(CUSIP Number)

Stephen Brook, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30233M 107	13D	Page 1 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven Partenaires S.A. (IPSA)
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,549,650 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,549,650 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,650 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%**
14	TYPE OF REPORTING PERSON CO

*Includes 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 2 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven 2002 FCPI N°6
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,791 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,791 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,791 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 3 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven 2003 FCPI N°7
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,387 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 11,387 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,387 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14	TYPE OF REPORTING PERSON OO

*Includes 1,381 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 4 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,437 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 39,437 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,437 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON OO

*Includes 3,246 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 5 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,694 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 72,694 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,694 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%**
14	TYPE OF REPORTING PERSON OO

*Includes 8,527 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 6 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe 3
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,160 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 39,160 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,160 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 7 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Capital
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,943 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 32,943 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,943 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 8 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Capital 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,102 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 20,102 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,102 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14	TYPE OF REPORTING PERSON OO

*Includes 4,872 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 9 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,238 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 230,238 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,238 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 10 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,680 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 149,680 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,680 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 11 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 3
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,633 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 193,633 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,633 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 12 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 5
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,945 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 325,945 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,945 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%**
14	TYPE OF REPORTING PERSON OO

*Includes 45,389 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 13 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 6
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,663 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 250,663 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,663 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%**
14	TYPE OF REPORTING PERSON OO

*Includes 19,589 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 14 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 9
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,706 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 80,706 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,706 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON OO

* The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 15 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI La Banque Postale Innovation 1
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,271 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 97,271 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,271 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
14	TYPE OF REPORTING PERSON OO

*Includes 6,168 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 16 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jean-Michel Paulhac
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,549,650 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,549,650 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,650 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%**
14	TYPE OF REPORTING PERSON IN

*Includes 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 17 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Thomas Balland
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,575,697 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,575,697 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,697 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%**
14	TYPE OF REPORTING PERSON IN

*Includes (i) 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person, (ii) 10,422 shares of Common Stock owned directly by the Reporting Person, and (iii) options to purchase 15,625 shares of Common Stock held directly by the Reporting Person that will be exercisable within 60 days of the date of this statement.

** The percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

CUSIP No. 30233M 107	13D	Page 18 of 22

Item 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) with the SEC on March 3, 2015, and relates to the common stock, $.01 par value (the “Common Stock”) of EyeGate Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452. This Amendment No. 1 is being filed to update the percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of dilution due to equity issuances by the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used by not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This statement is being filed by:

(i)	Innoven Partenaires S.A. (IPSA), a French Société par Actions Simplifiée (corporation) (“IPSA”);

(ii)	Innoven 2002 FCPI N°6, a Fond Commun Placement Innovation (Common Innovation Investment Fund), or investment fund, managed by IPSA;

(iii)	Innoven 2003 FCPI N°7, an investment fund managed by IPSA;

(iv)	FCPI Innoven Europe, an investment fund managed by IPSA;

(v)	FCPI Innoven Europe 2, an investment fund managed by IPSA;

(vi)	FCPI Innoven Europe 3, an investment fund managed by IPSA;

(vii)	FCPI Innoven Capital, an investment fund managed by IPSA;

(viii)	FCPI Innoven Capital 2, an investment fund managed by IPSA;

(ix)	FCPI Poste Innovation, an investment fund managed by IPSA;

(x)	FCPI Poste Innovation 2, an investment fund managed by IPSA;

(xi)	FCPI Poste Innovation 3, an investment fund managed by IPSA;

(xii)	FCPI Poste Innovation 5, an investment fund managed by IPSA;

(xiii)	FCPI Poste Innovation 6, an investment fund managed by IPSA;

(xiv)	FCPI Poste Innovation 9, an investment fund managed by IPSA;

(xv)	FCPI La Banque Postale Innovation 1, an investment fund managed by IPSA;

(xvi)	Jean-Michel Paulhac, a director of IPSA with voting and investment power with respect to the foregoing entities; and

(xvii)	Thomas Balland, a director of IPSA and a director of the Issuer, with voting and investment power with respect to the foregoing entities.

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The persons named in Item 2(a)(ii) through Item 2(a)(xv) are referred to individually herein as an “Investment Fund” and collectively as the “Investment Funds.”

CUSIP No. 30233M 107	13D	Page 19 of 22

(b)	The address of the principal business office of each Reporting Person is 13-15 rue Taitbout, 75009 Paris, France.

(c)	The principal business of IPSA is to manage investments on behalf of the Investment Funds. The principal business of each Investment Fund is to make, hold, and dispose of equity and equity related investments.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	IPSA is a French Société Anonyme, or corporation. Each of the Investment Funds is a French Fond Commun Placement Innovation (Common Innovation Investment Fund). Each of Jean-Michel Paulhac and Thomas Balland are French citizens.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired the shares reported on this schedule (the “Shares”) for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 30233M 107	13D	Page 20 of 22

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)	The Investment Funds are the record owners of the Shares set forth on each Reporting Person’s respective cover sheet. As the manager of the Investment Funds, IPSA may be deemed to beneficially own the Shares. As the directors of IPSA, Jean-Michel Paulhac and Thomas Balland may be deemed to beneficially own the Shares.

Each Reporting Person disclaims beneficial ownership of the Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 16,274,778 shares of Common Stock outstanding as of June 14, 2017 as reported in the Issuer’s Prospectus pursuant to Rule 424(b)(4) filed with the SEC on June 12, 2017.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

None of the Reporting Persons has transacted in the Issuer’s Common Stock since the filing of the original Schedule 13D.  As a result primarily of offerings of Common Stock by the Issuer in August 2015, June 2016 and June 2017, the Reporting Persons’ ownership in the Issuer as reported on the original Schedule 13D has been diluted.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

CUSIP No. 30233M 107	13D	Page 21 of 22

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INNOVEN PARTENAIRES S.A. (IPSA)

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

Innoven 2002 FCPI N°6
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

Innoven 2003 FCPI N°7
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe 3
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Capital
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Capital 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

CUSIP No. 30233M 107	13D	Page 22 of 22

FCPI Poste Innovation
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 3
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 5
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 6
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 9
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI La Banque Postale Innovation 1
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By: /s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

/s/ Jean-Michel Paulhac
Jean-Michel Paulhac

/s/ Thomas Balland
Thomas Balland